Exhibit 99

November 18, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation of Credit Rating by India Ratings and Research Private Limited

We wish to inform that India Ratings and Research Private Limited has assigned/affirmed the ratings to various instruments of the Bank on November 17, 2025. The summary of the ratings assigned/affirmed is given below.

Instrument Type	Maturity Date	Size of Issue (Billion)	Rating/Outlook	Rating Action
Long Term Issuer Rating		-	IND AAA/Stable	Affirmed
Certificates of deposit	7-365 days	INR 300	IND A1+	Assigned
Certificates of deposit	7-365 days	INR 950	IND A1+	Affirmed
Fixed deposits		-	IND AAA/Stable	Affirmed
Infrastructure bonds		INR 200	IND AAA/Stable	Affirmed
Basel-III compliant Tier 2 bonds		INR 250	IND AAA/Stable	Affirmed
Basel-III compliant Tier 1 bonds		INR 150	IND AA+/Stable	Affirmed

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight